UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
                          ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

                          For Period Ended: December 31, 2020

                          ☐ Transition Report on Form 10-K
                          ☐ Transition Report on Form 20-F
                          ☐ Transition Report on Form 11-K
                          ☐ Transition Report on Form 10-Q
                          ☐ Transition Report on Form N-SAR

                          For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________________________________________

PART I - REGISTRANT INFORMATION
CRIMSON WINE GROUP, LTD.
Full Name of Registrant

Former Name if Applicable

5901 Silverado Trail
Address of Principal Executive Office (Street and Number)

Napa, California 94558
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Crimson Wine Group, Ltd. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) within the prescribed time period because it requires additional time to complete the restatement of its previously issued financial statements as described below. The Company continues to expect to file the Form 10-K as soon as reasonably practicable, but no later than April 15, 2021. In conjunction with the filing of the Form 10-K, the Company also expects to file its amended Annual Report on Form 10-K/A for the year ended December 31, 2019, which will include restated fiscal years ended December 31, 2017, 2018 and 2019, and amended Quarterly Reports on Form 10-Q/A for the three months ended March 31, 2020, three and six months ended June 30, 2020, and three and nine months ended September 30, 2020.

On December 22, 2020, the Board of Directors of the Company, based on the recommendation of the Audit Committee of the Board of Directors (the “Audit Committee”) and in consultation with management, concluded that its unaudited interim condensed consolidated financial statements for the three months ended March 31, 2020, the three and six months ended June 30, 2020 and the three and nine months ended September 30, 2020, and its audited consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, can no longer be relied upon as the result of material accounting errors identified by management.

The errors relate to the allocation of costs to bulk wine inventory, which, in turn, affect the Company’s reported cost of sales. As a result of these errors, the consolidated financial statements for the periods cited above will be restated. The restatements are expected to correct errors that overstated previously reported inventory values and understated cost of sales for the three months ended March 31, 2020, the three and six months ended June 30, 2020, the three and nine months ended September 30, 2020, and for the years ended December 31, 2017, 2018 and 2019. Accordingly, investors should no longer rely on the Company’s historical consolidated financial statements, earnings releases and similar communications relating to these periods.

Due to the time and effort required to complete the preparation of the restated financial statements and restated financial information, the Company was unable, without unreasonable effort or expense, to complete and file the 2020 Form 10-K within the prescribed time period.

Please refer to the Company’s Form 8-K filed on December 22, 2020 for additional information.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. In some cases, forward-looking statements can be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the Company’s plans and expectations, materiality or significance of the accounting errors, which are management’s best estimates as of the date hereof, any anticipated conclusions of the Company or the Audit Committee, completion of the Audit Committee’s independent review and the completion of the restatements described above. Other risks and uncertainties include, but are not limited to, those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and subsequent Quarterly Reports on Form 10-Q. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Karen L. Diepholz	(707)	260-0905
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No
Amended Annual Report on Form 10-K/A for the year ended December 31, 2019 and amended Quarterly Reports on Form 10-Q/A for the three months ended March 31, 2020, three and six months ended June 30, 2020, and three and nine months ended September 30, 2020.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
The Company anticipates that there will be a significant change in results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements to be included in the subject report due to its previously announced determination to restate its issued consolidated financial statements for the covered periods discussed above. The Company at this time cannot estimate the amount of the change as it has not fully completed its review.

____________________________________________________________________________________________________

CRIMSON WINE GROUP, LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2021	By	/s/ Karen L. Diepholz
Karen L. Diepholz
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).